                                             "Filed by Komag, Incorporated
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933, and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities and Exchange Act of
                                             1934. Subject Company:
                                             Komag Incorporated
                                             Commission File No. 000-16852"

On July 20, 2000, the following script was used in connection with Komag's quarterly earnings conference call.

Good Afternoon.
Thank you for being with us today.
This is T.H. Tan and I am President and CEO of Komag.

With me here in San Jose are:

  o  Ted Siegler, our Chief Financial Officer, and
  o  Ray Martin, our Senior Vice President of Sales and Customer Service

On the call this afternoon,
  o  First Ted will discuss our financial results for 2Q 2000.
  o Then I will discuss significant developments in our Sales, Manufacturing and R&D areas.
  o  Finally I will update you on the status of our merger with HMT, and
  o  Then we will open the call to your questions.

[TED]

Thanks, TH. Before I begin today, I would remind you that we make forward-looking statements during our conference calls, in our press releases and in our published SEC filings.

These forward-looking statements involve risks and uncertainties, but they also represent our current judgment regarding the future direction of our business.

These associated risks and uncertainties can cause actual results to differ materially from our forecasts.

Important factors relating to our business are described in today's press release and in our SEC filed documents.

The press release describing our 2Q 2000 results was placed on the news wires today at approximately 4:15 pm EDT.



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For those of you who have not read the actual text of our press release, let me summarize the financial numbers.

2Q 2000 Net Sales were $83.5 million

  o up sequentially from $79.6 million in 1Q 2000, and
  o 2Q 99 Net Sales were $93.2 million.

Our 2Q 2000 Net Loss was $6.5 million or $0.10 per share based upon 66.0 million shares. Included in the net loss was an extraordinary gain of $3.8 million resulting from an exchange of senior debt to a new convertible note at 70% of par value. Without this extraordinary gain, loss per share would have been $0.16.

  o In 1Q 2000 we reported a loss of $5.3 million.
  o For 2Q 99, Komag reported a Net Loss of $38.2 million.

Our 2Q 2000 ending cash balance decreased by $16.7 million to $55.1 million compared to $71.8 million in 1Q 2000. However, during the quarter we paid our senior lenders $15.0 million in principal repayment and approximately $3.7 million in one-time fees and catch-up interest. Without these transactions our cash balance actually grew $2 million.

Looking in more detail at our operating results:

  o The revenue increase was a result of a 9.7% increase in unit shipments, to
    11.8 million disks, offset by a 4.5% decline in average selling price.

  o Gross margin of $9.9 million was $2.9 million lower than the 12.8 million level achieved in 1Q 2000. This was due in part to lower selling prices that were not offset by improvements in cost. In particular we incurred freight charges that were $2.5 million above our normal run rate in order to meet expedited customer commitments front-end loaded into the early part of the quarter. Also included in our sales were $2.1 million of distribution sales for our Japanese joint venture, AKCL that carried no gross margin.

  o R&D at $8.3 million and SG&A at $3.8 million were essentially unchanged compared to last quarter.

  o On a company-wide basis, fixed cash manufacturing and operating expenses remain in line with our new business model and are approximately $28 million less than 2Q99.



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  o Earnings before interest, taxes, depreciation and amortization (EBITDA) was
    $16 million in 2Q 2000 compared with approximately $21 million in 1Q 2000. EBITDA is a measure of the cash generation potential of our business and is critical to our ability to improve our financial health.


Looking at our Balance Sheet:

  o DSO at 41 days versus 40 days in 1Q 2000 is within our expected range.

  o Inventory turns for 2Q 2000 were 11.4, compared with 12.2 last quarter. The increased inventory balance was due to seasonal slowness and industry-wide chip shortages at the end of the quarter.

  o Capital expenditures of $2 million were well within our expected range. We expect this rate to increase. But absent the HMT merger, we expect capital spending to remain under $20 million for the year.

  o During the quarter we concluded a long awaited Loan Restructure Agreement with our senior lenders. As a result of this agreement we are no longer in default. The new agreement has a loan maturity of June 30, 2001. Pursuant to the new agreement, we paid $15 million toward principal reduction at closing. In addition, certain lenders exchanged their senior notes for subordinate convertible notes. As a result, the balance of our senior debt has been reduced to $231.7 million. We expect to make regular principal payments on the newly restructured debt pursuant to the formula in the agreement.

  o Finally, other notable items affecting our cash flow included $19 million in depreciation, a $10 million increase in working capital and $4 million spent for restructuring items. At this point, we have substantially completed the spending for restructuring with the exception of continuing payments for equipment leases assumed from Western Digital.


Now TH will discuss our operations



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[TH}


From a sales perspective:

  o 2Q 2000 unit shipments of 11.8 million disks continued the improved trend started last quarter. They were up sequentially 10% from the 10.8 million shipped in last quarter. We believe we continue to benefit from market share gains due to our strong technology. Partially offsetting improved unit shipments, average selling price declined approximately 4.5% during the quarter, despite the rapid introduction of new generations of products.

  o We continue to execute on higher density products. Most of our shipments were at 10 GB per platter and above. Of this total 19% comprised of 15 or more GB per platter disks.

  o We continue to make progress with our customer mix. During the quarter Western Digital represented 52% of total revenue, down from 66% in the first quarter. Maxtor's percentage was 25% up from 22% in the first quarter. Seagate comprised 17% of our total revenue, the first time they have represented more than 10% in any given quarter since 1998.

  o Customer demand was uneven through the quarter with some weakness exhibited in the month of June due to seasonality and chip shortages. We are currently in the weakest part of the year on a seasonal basis, but expect improved demand towards the end of the third quarter. On the whole we estimate that shipments will be up slightly this quarter. But the pricing environment remains difficult and may offset volume gains.

From a manufacturing standpoint:

  o Overall manufacturing yields were flat compared to first quarter. The rapid introduction of new products makes yield improvement difficult. We are doing a good job of compressing the learning curve to at least maintain yields, but we need to continue to challenge ourselves to introduce new products at ever higher yields from the first day of production.


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  o Material input costs increased primarily due to the freight issue Ted described and also due to purchasing aluminum substrates from an external source to balance our production.

  o We have operated in our new business model for two quarters now. We have been extremely successful in transferring technology to our Malaysian operations and in turn our Malaysian team has performed flawlessly in product qualification and production ramp throughout these two quarters. This performance is a real credit to what we call our virtual teams; people on both sides of the Pacific Ocean who have made it happen. These virtual teams are definitely up to the challenge of our unforgiving industry.

On the R&D side,

  o The march to higher density disks is relentless. The R&D group continues to provide process improvements to at least double storage density on an annual basis.

  o Our low cost glass substrate program remains on track. We are currently designing and using prototype equipment to cut the glass substrates from square blanks. We expect shortly to be able to turn our designs over to an equipment maker to make production-ready tools. We are currently working with customers to finalize substrate specifications for the initial products.

  o We continue to work on advanced media in cooperation with our head and channel partners to understand the extendibility of our designs. Our current focus is on extensions to 100 gigabits per square inch or higher areal density.

HMT merger status:

  o We continue to be excited by the prospects of the merger with HMT. As we are more fully engaged in the planning process we find confirmation of the assumptions behind our agreement to merge. HMT's technology complements ours. We expect to be able to build on the relationships we have both developed with our customers. The planning for integrating our operations and achieving the promised low cost structure is proceeding well. In general, I am quite pleased to be working with a team that matches up well with our own strengths.


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  o We have cleared the regulatory hurdles. The Hart-Scott-Rodino waiting period has expired and the SEC has notified us they do not intend to review our filings.

  o We are currently working with our senior lenders to secure their consent to the merger.

  o Once we secure lender consent, we will immediately set a date for our stockholders' meeting and mail the Proxy. We continue to expect completion of the merger before the end of this quarter.


In closing I would like to emphasize that Komag is well positioned for success.

  o We have taken the steps necessary to control our destiny. We have resized the company to the market opportunity and have an organization that should have the lowest cost structure in the industry. Further, we have restructured our debt so that we do not have the cloud of technical default hanging over our heads.

  o We entered into the HMT merger agreement, a transaction that will increase the scale and sustainability of the company. Ultimately, as supply and demand come into balance, our cost structure and scale should improve our financial results dramatically.

  o Finally, we are beginning the investigation into other areas where we can use the numerous capabilities of our organization to augment our base business. We are in discussions with potential partners in the area of photonics. An entry into this business segment is an exciting prospect. It is too early to talk about this with specificity, but we will keep you informed as the picture unfolds.

Our survival strategy is in place. We have a path to significantly improved results through the changes we have made in our company, through our anticipated merger, and through what we perceive to be an emerging improvement in our marketplace.


With that I'll ask _____________ to conduct the question and answer session.


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On July 20, 2000, Komag issued the following press release:

KOMAG ANNOUNCES SECOND QUARTER 2000 RESULTS


FOR IMMEDIATE RELEASE
SAN JOSE, Calif., July 20, 2000 /PRNewswire/ -- Komag, Incorporated (Nasdaq:
KMAG), a technical leader in the disk drive component industry, today announced financial results for the second fiscal quarter of 2000.

SECOND QUARTER RESULTS:

Net sales for the second quarter of fiscal 2000 totaled $83.5 million, up 5% from $79.6 million in the first quarter of 2000. Net sales for the second quarter of fiscal 1999 totaled $93.2 million. The company's net loss for the second quarter of 2000 was $6.5 million, or $0.10 per share based on 66.0 million shares. The net loss included an extraordinary gain of $3.8 million resulting from the exchange of senior debt to a new convertible, subordinated note. The loss per share without extraordinary gain is $0.16. The company reported a loss for the first quarter of 2000 of $5.3 million, or $0.08 per share based on 65.9 million shares. A year ago, Komag reported a net loss for the second quarter of 1999 of $38.2 million, or $0.60 per share based on 64.2 million shares.

SECOND QUARTER REVIEW:

Second quarter results were negatively affected by several items. Freight charges were higher than normal due primarily to expediting shipments early in the quarter to meet customer requirements. In addition, the gross margin percentage of 11.9% was depressed because of the effect of selling $2 million of disks produced by AKCL, the company's Japanese joint venture, at no margin. Interest expense also increased $1 million due to higher bank prime rates and the effect of completing a Loan Restructure Agreement with the company's senior lenders.

"There were many positives during the second quarter," stated T.H. Tan, Komag's president and chief executive officer. "During the quarter we began volume shipments of 15 gigabyte ("GB") disks that comprised 19% of our shipment volume. Our manufacturing operations were able to sustain product yield performance at the same level as in the first quarter of 2000, an excellent performance in light of the rapid introduction of these new products. Our unit sales increased 9.7% sequentially to 11.8 million disks. Of this total, 91% were 10 GB per disk or greater, providing excellent value to our customers. As sales have increased, we also made progress toward balancing our customer mix. Western Digital still comprised the majority of our sales at 52%, but Maxtor accounted for 25% and Seagate purchased 17% of total sales. Finally, on the financial side of our business, we completed the Loan Restructure Agreement that was under negotiation for almost two years. By completing this agreement we are no longer in technical default under our line of credit."



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BUSINESS OUTLOOK

"We expect pricing pressure to offset modest gains in unit volume during the third quarter," said Mr. Tan. "Over the next quarter we must maintain focus on cost reduction, yield improvement and productivity increases. At the same time we will continue the rapid pace of new product introduction. And, of course, we must plan for the HMT merger. We have our hands full, but have a proven record of accomplishment. At this point we have rebuilt the company's foundation for success."

HMT MERGER

On April 26, 2000 Komag and HMT Technology Corporation ("HMT") announced that the companies had agreed to merge. The combined company will offer greater value to both customers and shareholders by bringing together the best of the technology and manufacturing capabilities of each company. Further, the combined company will have the broadest customer base in the industry and sufficient scale to achieve the industry's lowest cost structure.

Completion of the merger is subject to regulatory approvals, consent of Komag's senior lenders, and consent of both companies' stockholders. To date, the Hart-Scott-Rodino Act waiting period applicable to the transaction expired and the SEC has informed the companies that it will not review the S-4 filing and associated proxy. Immediately following receipt of consent from the senior lenders, the companies will set a date for the required stockholders' meetings and mail the Proxy. The companies expect to complete the merger prior to the end of the September quarter.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Komag has filed a preliminary Registration Statement on SEC Form S-4 in connection with the merger, and Komag and HMT expect to mail a Joint Proxy Statement/Prospectus to stockholders of Komag and HMT containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Komag, HMT, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Komag by directing a request through the Investors Relations portion of website at http://www.komag.com or by mail to Komag, Incorporated, 1710 Automation Parkway, San Jose, CA 95131, attention: Investor Relations, telephone: (408) 576-2000.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag or HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's and HMT's filings with the

Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Komag will be soliciting proxies from Komag stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Komag and the directors and executive officers of HMT may be deemed to be participants in HMT's solicitation of proxies. Information concerning the directors and officers is contained in the preliminary Registration Statement.

The directors and executive officers of Komag have interests in the merger, some of which may differ from, or may be in addition to, those of HMT's stockholders generally. Information concerning those interests is contained in the preliminary Registration Statement.

FORWARD-LOOKING STATEMENTS

The above information contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties. While this outlook represents Komag's current judgment on the future direction of the business, actual results may differ materially from any future performance suggested above. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances, the bank consents or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Komag and HMT, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners. Predictions about third quarter pricing, new product introduction and pricing may differ due to unanticipated changes in the disk market. These and other factors are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Komag and HMT with the Securities and Exchange Commission.



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ABOUT KOMAG:

Founded in 1983, Komag, Incorporated has produced over 465 million thin-film disks, the primary storage medium for digital data used in computer disk drives. The company is well positioned as the broad-based strategic supplier of choice for the industry's leading disk drive manufacturers. Through its advanced development facilities in the United States and high volume production factories in Southeast Asia, Komag provides high quality, leading-edge disk products at a low overall cost to its customers. These attributes enable Komag to partner with customers in the execution of their time-to-market design and time-to-volume manufacturing strategies.

For more information about Komag, visit Komag's Internet home page at http://www.komag.com or call Komag's Investor Relations 24-hour Hot Line at 888-66-KOMAG or 408-576-2901.

Contact: KOMAG, INCORPORATED, San Jose, CA
                  Ted Siegler at (408) 576-2209
                  E-mail communications: ir_web@komag.com